Filed Pursuant to Rule 433

Registration Statement No. 333-164978

CSX Corporation

PRICING TERM SHEET

Dated February 23, 2012

$300,000,000 4.40% Notes due 2043

Issuer:	CSX Corporation

Ratings:	Baa3/BBB (positive/stable) (Moody’s/S&P)

Security:	4.40% Notes due 2043

Size:	$300,000,000

Maturity Date:	March 1, 2043

Coupon:	4.40%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012

Price to Public:	99.413%

Benchmark Treasury:	3.125% due November 15, 2041

Benchmark Treasury Yield:	3.105%

Spread to Benchmark Treasury:	+133 bps

Yield:	4.435%

Make-Whole Call:	T + 20 bps

Par Call:	Within six months prior to the maturity date

Expected Settlement Date:	February 28, 2012

CUSIP/ISIN:	126408 GX5 / US126408GX55

Joint Book-Running Managers:	J.P. Morgan Securities LLC UBS Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the

SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 212-834-4533 or UBS Securities LLC at 877-827-6444, ext. 561 3884.